UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Allied Healthcare Products, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

019222 10 8

(CUSIP Number)

John D. Weil

4625 Lindell Blvd.

Suite # 335

St Louis MO 63108

(314) 421-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON John D. Weil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) *See Item 6 below	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 167,128
	8	SHARED VOTING POWER 454,476 subject to disclaimer in Item 5
	9	SOLE DISPOSITIVE POWER 167,128
	10	SHARED DISPOSITIVE POWER 454,476 subject to disclaimer in Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,604, subject to disclaimer in Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.46%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSON Richard K. Weil, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 166,706
	8	SHARED VOTING POWER 42,146
	9	SOLE DISPOSITIVE POWER 166,706
	10	SHARED DISPOSITIVE POWER 42,146

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.20%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSON Mark S. Weil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 218,078
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 218,078

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.43%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Note: To the extent pertaining to John D. Weil, Mark S. Weil, and Richard K. Weil, this Statement shall be deemed to amend a Schedule 13D filed by such persons on January 23, 2012 (the “2012 13D”). The 2012 13D was previously amended by: (i) an Amendment No.1 on Schedule 13D/A on March 14, 2019 (“Amendment No. 1”), jointly filed by John D, Weil, Mark S. Weil, Richard K. Weil, the Estate of Paula K. Weil and Joseph D. Lehrer, (ii) an Amendment No. 2 on Schedule 13D/A on May 22, 2020 filed by John D. Weil (“Amendment No. 2”) and (iii) Amendment No. 3 on Schedule 13D/A on June 3, 2020 filed by John D. Weil, Mark S. Weil and Richard K.Weil (“Amendment No. 3”).

This Statement relates to the beneficial ownership of the common stock (the “Common Stock”), of Allied Healthcare Products, Inc. a Delaware corporation (the “Issuer”). The persons filing this Statement are John D. Weil, Richard K. Weil, Jr. and Mark S. Weil (collectively, the “Reporting Persons”).

Item 1. Security and Issuer.

This Statement relates to the Common Stock of Allied Healthcare Products, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 1720 Sublette Avenue, St Louis, Missouri 63110.

Item 2. Identity and Background

This Statement is being filed jointly on behalf of the Reporting Persons. The business address of each of the Reporting Persons is c/o John D. Weil, 4625 Lindell Blvd. Suite # 335, St Louis, Missouri 63108.

John D. Weil - John Weil is a self-employed investor and has served as a member of the board of directors of the Issuer since 1997. John Weil is a citizen of the United States.

Richard K. Weil, Jr. - Richard Weil Jr. is retired. Richard Weil, Jr. is a citizen of the United States.

Mark S. Weil - Mark Weil is retired. Mark Weil is a citizen of the United States.

John Weil, Richard Weil Jr., and Mark Weil are all siblings of one another.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

All shares of Common Stock reported on this Statement were acquired either using personal funds of the Reporting Persons or by transfers for no consideration from trusts, partnerships or other entities affiliated with the Weil family, or in the case of John Weil, through the options granted by the Issuer as compensation for his service on the Issuer’s Board of Directors and/or the exercise thereof.

Item 4. Purpose of Transaction.

The shares of Common Stock described in this Statement were originally acquired by the Reporting Persons, or their successors in interests, for the purpose of investment.

The Reporting Persons currently have no present plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (d) any material change to the present capitalization or dividend policy of the Issuer, (e) any other material change in the Issuer’s business or corporate structure, (f) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (i) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)       As of the date on which this schedule was filed and subject to the disclaimers below in this Item 5, the Reporting Persons beneficially own an aggregate of 1,209,484 shares of Common Stock, which represents 30.08% of the Issuer’s issued and outstanding shares of Common Stock as of March 31, 2020, the last date for which the Issuer has disclosed the number of outstanding shares of Common Stock in any filings with the Securities Exchange Commission. The percentages of outstanding shares of Common Stock respect to reporting persons other than John D. Weil are based on a total of 4,013,537 shares of Common Stock issued and outstanding as of March 31, 2020, the last date for which the Issuer has disclosed the number of outstanding shares of Common Stock in any filing with the Securities Exchange Commission. The percentage of outstanding shares of Common Stock disclosed with respect to John D. Weil are based on a total of 4,021,037 shares of Common Stock issued and outstanding as of March 31, 2020, which includes 7,500 shares of Common Stock which John D. Weil has the right to acquire within the next 60 days pursuant to options granted by the Issuer.

Each Reporting Person’s interest in shares of Common Stock is as set forth below:

Reporting Person	Sole Voting and Dispositive Power		Shared Voting and Dispositive Power
	Number of Common Shares	% of Outstanding Common Shares(1)	Number of Common Shares	% of Outstanding Common Shares(1)
John D. Weil	167,128	4.16%	454,476(2)	11.30%
Richard K. Weil, Jr.	166,706	4.15%	42,146(3)	1.05%
Mark S. Weil	0	0.0%	218,078(4)	5.43%

(1)	See preceding paragraph for description of calculation of percentage ownership.

(2)	The number of shares of Common Stock over which John Weil has shared voting and dispositive power includes:
(a)	64,118 shares held in a trust for the benefit of John Weil’s spouse and her children and with respect to which John Weil serves as a co-trustee.
(b)	11,769 shares held in a trust for the benefit of descendants of Mark Weil and with respect to which John Weil serves as a co-trustee with Mark Weil.
(c)	32,163 shares held in trusts for the benefit of Richard Weil, Jr. and/or his children with respect to which John Weil serves as co-trustee with Richard Weil, Jr.
(d)	206,309 shares held in a limited partnership with respect to which John Weil serves as a non-controlling general partner. John Weil disclaims any beneficial ownership in these shares.
(e)	30,309 shares held by John Weil’s spouse in a revocable trust for her benefit. John Weil disclaims any beneficial ownership in such shares of Common Stock.
(f)	9,878 shares held in trusts for the benefit of children of Mark Weil, of which John Weil serves as co-trustee with Mark Weil.
(g)	99,930 shares held by or for the benefit of other members of John Weil’s extended family. John Weil disclaims any beneficial ownership in such shares. This number reflects the re-classification of 9,983 shares previously reported as being under John Weil’s shared ownership in error.

(3)	The number of shares of Common Stock over which Richard Weil, Jr. has shared voting and dispositive power includes:

(a)	32,163 shares held in trusts for the benefit of Richard Weil, Jr. and his children and with respect to which Richard Weil, Jr. serves as co-trustee with John Weil.
(b)	9,983 shares held by or for the benefit of other members of Richard Weil’s family. Richard Weil disclaims any beneficial ownership in such shares. This number reflects the re-classification of 9,983 shares previously reported as being under John Weil’s shared ownership in error.

(4)	The number of shares of Common Stock over which Mark Weil has shared voting and dispositive power includes:
(a)	206,309 shares held in a limited partnership with respect to which Mark Weil serves as a general partner with a non-controlling general partner interest.
(b)	11,769 shares held in a trust for the benefit of Mark Weil and with respect to which Mark Weil serves as a co-trustee with John Weil.

(c)        The Reporting Persons have engaged in the following transactions since the filing of Amendment No. 3 on June 3, 2020. All transactions were conducted on the open market.

Date of Transaction	Purchase / Sale	Quantity	Unit Price (weighted average)
June 3, 2020	Sale	6,900	$ 8.2542
June 4, 2020	Sale	71,262	$ 9.0124

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13D (including any amendments) need be filed with respect to ownership by each of the undersigned of shares of the common stock of Allied Healthcare Products, Inc.

Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2020

/s/ John D. Weil
John D. Weil

/s/ Richard K. Weil, Jr.
Richard K. Weil, Jr.

/s/ Mark S. Weil
Mark S. Weil